UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number: 001-12215

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROFIT SHARING PLAN OF QUEST DIAGNOSTICS INCORPORATED

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
3 GIRALDA FARMS
MADISON, NJ 07940

The Profit Sharing Plan of Quest Diagnostics Incorporated

Index to Financial Statements and Supplemental Schedules

Page
Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	3

Notes to Financial Statements	4

Supplemental Schedules*

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2015	11

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015	12

Signature	13

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

Exhibit
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Committee of
The Profit Sharing Plan of Quest Diagnostics Incorporated

We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.

Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules, Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2015 and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of The Profit Sharing Plan of Quest Diagnostics Incorporated’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

New York, New York
June 21, 2016

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014
(in thousands)

	2015	2014
Assets
Investment in Master Trust, at fair value	$3,412,691	$3,211,422
Investments, at fair value	6,805	—
Receivables
Employer contribution	2,425	—
Participant contributions	4,051	—
Notes receivable from participants	93,172	91,579
Net assets available for benefits	$3,519,144	$3,303,001

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2015
(in thousands)

Additions to net assets attributed to:
Net investment income from Master Trust	$59,094
Interest income from notes receivable from participants	3,836
Interest	91

Contributions
Employer	76,619
Participants	145,941
Total contributions	222,560

Total additions	285,581

Deductions from net assets attributed to:
Benefits paid to participants	308,006
Administrative expenses	613
Total deductions	308,619

Net decrease	(23,038)
Net transfers from other plans	239,181

Net assets available for benefits:
Beginning of year	3,303,001

End of year	$3,519,144

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands)

1.    Description of the Plan

Background - The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”) is a defined contribution plan established by Quest Diagnostics Incorporated (the “Company” or the “Plan Sponsor”) to provide its eligible employees with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

Effective January 1, 2009, the Company entered into an agreement with Fidelity Management Trust Company (“FMTC”) to form a master trust (“Master Trust”) to hold the assets of the Plan and the 401(k) Savings Plan of Quest Diagnostics Incorporated on a commingled basis for investment purposes only. The formation of the Master Trust did not affect the investment options of the participants.

On February 17, 2015, the Solstas Lab Partners Group, LLC 401(k) Savings Plan ("Solstas Plan") merged into the Plan. On February 27, 2015, the Converge Diagnostic Services 401(k) Profit Sharing Plan Trust merged into the Plan. On November 30, 2015, the Summit Health, Inc. 401(k) Plan merged into the Plan. On December 31, 2015, the 401(k) Savings Plan of Quest Diagnostics Incorporated merged into the Plan. Primarily as a result of the mergers, plan assets of $239,181 were transferred into the Plan.

Eligibility and Participant Contributions - All eligible employees who have completed one month of service, as defined, may participate in the Plan. Participants may contribute an amount between 1% and 35% of their eligible compensation, as defined, for the contribution period. Catch-up contributions, as defined in the Internal Revenue Code, are permissible for eligible participants. Participants may modify their contribution percentage at any time.

    Company Matching Contributions - The Company matches 100% of a participant's contribution, up to 5% of eligible compensation, in cash after the participant completes 12 months of service, as defined, with the Company. Company contributions are remitted to the Plan at the same time that the corresponding participants' contributions are remitted.

Participant Accounts - A separate individual account is established for each participant in the Plan. Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions, plus actual earnings thereon. Earnings are allocated by fund based on the ratio of the participant's account invested in a particular fund to all participants' investments in that fund.

Vesting - Participants immediately vest in their voluntary contributions and Company contributions plus actual earnings thereon. Certain participants who were active in plans sponsored by previous employers have vesting requirements applied to their previous employer contribution accounts consistent with the vesting requirements in effect before the assets were merged into the Plan.

Investment Options - Participants may elect to have their voluntary contributions and Company matching contributions invested in any or all of the available investment funds, most of which are managed by Fidelity Management & Research Company (“FMRC”). Participants may also elect to have their voluntary contributions and Company matching contributions invested in shares of the Company's common stock. Participants have the ability to modify their investment elections daily, subject to certain short-term trading restrictions imposed by FMRC and the Company's securities trading policy, which prohibits trading in the Company's common stock on a short-term basis and while in possession of material non-public information about the Company.
Participants cannot contribute greater than 25% per pay period of pre-tax contributions into the Quest Diagnostics Stock Fund. In addition, participants can transfer monies into the Quest Diagnostics Stock Fund only to the extent the percentage of holdings in the Quest Diagnostics Stock Fund after the transfer remains below 25% of the participant's entire account balance.

Participants may elect to receive their dividends on investments in the Quest Diagnostics Stock Fund as a taxable cash payment or to have those dividends automatically reinvested.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

Master Trust - FMTC has been designated as the trustee of the Master Trust and is responsible for the investment, reinvestment, control, and disbursement of the funds and portfolios of the Plan and the 401(k) Savings Plan of Quest Diagnostics Incorporated.

Distribution Options - Participants can elect to have their benefit distributions, equal to the value of the vested portion of their account balance, paid in the form of a lump sum distribution, a direct rollover into another eligible retirement plan or traditional individual retirement account, installment payments, or for appropriate assets, an annuity.

Withdrawals - Withdrawals may be made for qualified emergencies, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59 ½, subject to certain limitations as defined by the Plan.

Forfeitures - Employer contributions in forfeited nonvested accounts may be used to reduce future employer contributions or pay the Plan's expenses. In 2015, contributions made by the Company were reduced by forfeitures of $0.

Parties-in-Interest - Certain investments of the Master Trust as of December 31, 2015 and 2014 are shares of mutual funds, a money market fund, and a collective fund managed by FMRC. These transactions qualify as party-in-interest transactions. As of December 31, 2015 and 2014, Master Trust investments with a fair value of $2,743,843 and $2,705,941, respectively, were managed by FMRC.

The Guaranteed Interest Fund as of December 31, 2015 is managed by Great-West Trust Company, LLC. As of December 31, 2015 the fair value of the Guaranteed Interest Fund was $6,805.

The Company also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics Stock Fund transactions qualify as party-in-interest transactions. As of December 31, 2015 and 2014, the total fair value of the Master Trust's investment in the Quest Diagnostics Stock Fund was $270,859 and $267,289, respectively. During 2015, total purchases and sales of Quest Diagnostic stock by the Master Trust were $20,757 and $34,104, respectively.

Notes Receivable from Participants - Participants are permitted to obtain loans in amounts not less than one thousand dollars and up to the lesser of (1) fifty thousand dollars, subject to certain limitations as defined by the Plan, or (2) 50% of the participant's vested portion of their account value. Except with respect to pre-existing loans transferred or merged into the Plan, a participant may have only one outstanding loan at a time and loans are repayable over a period of up to five years, unless the proceeds are used to purchase a primary residence, in which case a period of up to ten years is permitted. Loans are secured by one-half of a participant's vested account balance and bear interest at prime plus 1%. Principal and interest are repaid to the Plan through payroll deductions for active employees. Participants can elect to pay the entire outstanding balance of a loan directly to FMTC. Actively employed participants can also submit a partial loan repayment directly to FMTC outside the normal payroll deductions, accelerating the payoff date. Participants who are no longer active employees may continue to repay outstanding loan balances directly to FMTC.

In addition, notes receivable from participants qualify as party-in-interest transactions. As of December 31, 2015 and 2014, the carrying value of the Master Trust's notes receivable from participants was $93,172 and $94,477, respectively.

Tax Status - The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated September 22, 2014, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan Sponsor believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States (“GAAP”) requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

authorities; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

Plan Administration - The Plan Administrator is the Employee Benefits Committee, which is appointed by the Company's Board of Directors. The Plan's trustee and record keeper for the Master Trust investments are FMTC and Fidelity Investments Institutional Operations Company, Inc., respectively. The Plan's trustee and record keeper for the Guaranteed Interest Fund are Great-West Trust Company, LLC and Great-West Life & Annuity Insurance Company ("GWLAIC"), respectively.

Administrative Expenses and Other Fees - Accounting fees and certain administrative expenses of the Plan may be paid by the Plan or the Company. Loan origination and certain distribution fees are charged against participant accounts.

Management Fees - Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Termination - The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if Company contributions are completely discontinued.

2.    Summary of Significant Accounting Policies

Basis of Presentation - The Plan maintains its financial records on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for participant-directed investment of their voluntary contributions and Company matching contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, changes in these risks could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Benefits - Benefits are recorded when paid.

Valuation of Investments - Investments are stated at fair value at year end, including the the Managed Income Portfolio II Class 3 fund (the “Collective Fund”) and the Guaranteed Interest Fund. Except as discussed in Note 4 related to the Guaranteed Interest Fund, there are no restrictions as to redemption of these investments and the Plan does not have any contractual obligations to further invest in any of the individual funds as of December 31, 2015 and 2014.

Refer to Note 4 for additional information related to the valuation of Master Trust investments and the Guaranteed Interest Fund.

Notes Receivable from Participants - Notes receivable from participants are valued at their unpaid principal balance, plus any accrued but unpaid interest. Interest income from notes receivable from participants is recorded on an accrual basis.

Security Transactions and Income - Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Dividend income is recorded by the Master Trust on the ex-dividend date. Interest income from investments is recorded by the Master Trust as earned on an accrual basis.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

Net investment income from Master Trust represents the Plan's share of the dividends, interest and net realized and unrealized gains on investments held by the Master Trust.

New Accounting Standards - In May 2015, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update (“ASU”), which removes the requirement to categorize within the fair value hierarchy investments whose fair values are measured at net asset value using the practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted, and requires retrospective application. Plan management does not expect the adoption of this ASU to have a material impact on the financial statements.

In July 2015, the FASB issued an ASU, which simplifies the certain disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments that represent 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by investment type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type. However, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II of the ASU require retrospective application. The Company elected to early adopt the ASU as of December 31, 2015. The presentation of the financial statements and accompanying notes have been changed to reflect such adoption.

3.    Master Trust

The Plan's investments are held in the Master Trust, which was established for the investment of assets of the Plan and the 401(k) Savings Plan of Quest Diagnostics Incorporated. Each participating retirement plan has an interest in the Master Trust. The assets of the Master Trust are held by FMTC.

The value of the Plan's interest in the Master Trust is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. As of December 31, 2015 and 2014, the Plan owned 100.0% and 95.0% of the assets in the Master Trust, respectively (see Note 1: Background for details regarding the merger of the 401(k) Savings Plan of Quest Diagnostics Incorporated into the Plan). Net investment income associated with the investments of the Master Trust are allocated to the Plan based upon the Plan's participation in the investments that comprise the Master Trust and expenses of administering the Plan, including fees and expenses of the trustee of the Master Trust, may be charged to the Plan. Investment fees are charged against the earnings of the funds and portfolios.

The following table presents the net assets of the Master Trust as of December 31:

	2015	2014
Investments, at fair value:
Mutual funds	$2,876,457	$2,845,696
Quest Diagnostics Stock Fund	270,859	267,289
Collective Fund	226,602	228,933
Money market fund	38,773	40,332
Total investments	3,412,691	3,382,250
Notes receivable from participants	93,172	94,477
Net assets of the Master Trust	$3,505,863	$3,476,727

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

The following table presents the net investment income of the Master Trust for the year ended December 31, 2015:

Interest and dividends	$152,552
Realized and unrealized gains / (losses)	(95,324)
Other income	3,151
Net investment income	60,379
Interest income from notes receivable from participants	3,951
Net investment income of the Master Trust	$64,330

4.    Fair Value Measurements

Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, and are determined by either the principal market or the most advantageous market.

Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3:	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following tables provide a summary of the Plan's assets, excluding its interest in the Master Trust, that are measured at fair value on a recurring basis:

		Basis of Fair Value Measurements
December 31, 2015	Total	Level 1	Level 2	Level 3
Guaranteed Interest Fund	$6,805	$—	$—	$6,805
Total investments	$6,805	$—	$—	$6,805

The following tables provide a summary of the assets in the Master Trust that are measured at fair value on a recurring basis:

		Basis of Fair Value Measurements
December 31, 2015	Total	Level 1	Level 2	Level 3
Mutual funds	$2,876,457	$2,876,457	$—	$—
Quest Diagnostics Stock Fund	270,859	270,859	—	—
Collective Fund	226,602	—	226,602	—
Money market fund	38,773	—	38,773	—
Total investments	$3,412,691	$3,147,316	$265,375	$—

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

December 31, 2014	Total	Level 1	Level 2	Level 3
Mutual funds	$2,845,696	$2,845,696	$—	$—
Quest Diagnostics Stock Fund	267,289	267,289	—	—
Collective Fund	228,933	—	228,933	—
Money market fund	40,332	—	40,332	—
Total investments	$3,382,250	$3,112,985	$269,265	$—

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2015 and 2014.

Guaranteed Interest Fund: The Plan held an investment contract with GWLAIC, the Guaranteed Interest Fund. The Guaranteed Interest Fund is a general account product of GWLAIC. The account is credited with participant contributions and interest and charged for participant withdrawals and administrative expenses. The crediting interest rate was based on a formula agreed upon with the issuer, but could not be less than zero percent.

As a result of the merger of the Solstas Plan into the Plan and in order to transfer participant assets in the Guaranteed Interest Fund to FMTC, certain restrictions were placed on participant investments in the Guaranteed Interest Fund for a twelve month period commencing in February 2015, unless a distributable event occurred prior to the end of the restriction period. These restrictions included restrictions on participants' ability to contribute to, borrow against, withdraw from or exchange in and out of the fund. In addition, the interest rate credited as of February 6, 2015 of 1.70% remained in effect during the restriction period. As the significant inputs, including the crediting interest rate, were provided by the issuer of the contract and were based upon factors determined by the issuer, the inputs are considered to be unobservable and, therefore, the investment was classified within Level 3 of the fair value hierarchy.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end reported on an active market.

Quest Diagnostics Stock Fund: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Fund: The Collective Fund invests in short-term bonds, fixed income securities or bond funds and derivative instruments. The Collective Fund also invests in third party wrap contracts designed to permit the use of book value accounting to maintain a constant NAV of $1.00 per unit, although there is no guarantee that it will be able to maintain that value. The Collective Fund also utilizes the wrap contracts to provide for the payment of participant-directed withdrawals and exchanges at book value under most circumstances. Interest income is credited to the Collective Fund under the wrap contracts; investment gains and losses are not recognized immediately but rather recognized over time by adjusting the interest rate credited to the Collective Fund. The Collective Fund may also purchase investment contracts offered by insurance companies and other approved financial institutions that provide for the payment of a specified rate of interest to it and the repayment of interest at maturity. The fair value of the Collective Fund is primarily derived from inputs other than quoted prices that are observable and are therefore classified within Level 2 of the fair value hierarchy.

Money market fund: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

The following table provides a reconciliation of the beginning and ending balances of assets using significant unobservable inputs (Level 3):

Guaranteed Interest Fund
Balance, December 31, 2014	$—
Transfer from Solstas Plan	7,285
Interest	91
Benefits paid to participants	(571)
Balance, December 31, 2015	$6,805

5.     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014:

Net assets available for benefits per the financial statements	$3,303,001
Add: adjustment to fair value from contract value for fully benefit-responsive investment contracts	3,153
Net assets available for benefits per the Form 5500	$3,306,154

The following is a reconciliation of the Plan's net investment income per the financial statements to the Form 5500 for the year ended December 31, 2015:

Net investment income from Master Trust per the financial statements	$59,094
Less: prior year adjustment to fair value from contract value for fully benefit-responsive investment contracts	(3,153)
Investment income per the Form 5500	$55,941

6.     Subsequent Events

On December 31, 2015, the 401(k) Savings Plan of Quest Diagnostics Incorporated merged into the Plan. As a result, the Master Trust Agreement was amended to become a single trust of the Plan effective January 1, 2016.

On February 16, 2016, Plan assets of $6,686 that were held with Great-West Trust Company, LLC in the Guaranteed Interest Fund were transferred to the Collective Fund held with FMTC.

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2015
(dollars in thousands)

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan *	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$288	$288	$—	$—	$—

*  Includes late participant loan repayments.

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2015
(dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value

*	Great-West Life & Annuity Insurance Company	Guaranteed Interest Fund	***	$6,805
*	Notes receivable from participants	**	—	93,172
				$99,977

* Party-in-interest to the Plan.
** Rates range from 3.75% to 10.25%; maturities vary by participant.
*** The cost of participant-directed investments is not required to be disclosed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor of The Profit Sharing Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 21, 2016

The Profit Sharing Plan of Quest Diagnostics Incorporated

By:	/s/ Mark J. Guinan
Mark J. Guinan
Senior Vice President, Chief Financial Officer and Member of the Quest Diagnostics Incorporated Employee Benefits Committee